July 27, 2011
VIA EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	S1 Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 000-24931
Dear Mr. Gilmore
     On behalf of S1 Corporation (“S1”), this letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated July 13, 2011, regarding the above referenced filing of S1. For your convenience, each of the Staff’s comments are set forth below in italics, followed in each case by our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Comparison of 2010 to 2009
Operating (loss) income, page 23
Comment:
1.	We note that you discuss changes in operating (loss) income without providing separate discussions of major expense categories such as cost of revenues and product development. Please tell us how you considered providing additional headings to assist readers in following the flow of, or otherwise assist in understanding the variability in, your results of operations. Please refer to Section III.A of SEC Release 33-8350.
Response:
We focused our discussion on the trends and significant changes in each segment of our operating (loss) income rather than on a discussion of each individual expense category because we believe that the discussion of operating (loss) income for each segment and for the whole company provides the reader with the most meaningful presentation of our results of operations. In response to the Staff’s comment, in future filings we will provide additional headings, as necessary, in order to assist readers in following the flow of, or in the understanding of the variability in, our results of operations and expand our discussion to include significant changes in expense categories and their effect on our results of operations.
Comment:
2.	We further note that you sometimes refer to two or more factors underlying a material variance without providing a detailed explanation or quantification of the relative significance of each factor. For example, in your discussion of operating losses in the Banking: Community FI segment, you indicate that the “operating loss increased $5.5 million in 2010 as compared to 2009 due mainly to product development and professional services costs incurred in connection with migrating customers to a new platform.” Please provide us with a more robust explanation and quantify the amount each factor contributed to the overall decrease. Please refer to Section III.B.3 of SEC Release 33-8350.
Response:
In response to the Staff’s comment, we will include additional disclosure in future filings to quantify and explain material variances in our operating results. Specifically, and by way of example, below please find a more detailed explanation of the factors underlying a material variance in our operating (loss) income in our Banking: Community FI segment:
     “The Banking: Community FI segment operating loss increased $5.5 million in 2010 as compared to 2009 mainly due to an increase in product development costs of approximately $2.8 million, primarily due to additional personnel, and an increase in support and professional services costs of approximately $1.8 million, primarily due to additional personnel, each in connection with this segment’s new platform.”
Liquidity and Capital Resources
Operating activities, page 25
Comment:
3.	We note that while you include a discussion of unbilled receivables, you do not explain the $20 million decrease in accounts receivable which appears to be a major factor in the overall increase in cash flow from operating activities. Please tell us and revise future filings to disclose the reason(s) underlying significant changes in working capital items such as accounts receivable. Please refer to Section IV.B.1 of SEC Release 33-8350.
Response:
We respectfully advise the Staff that, although we did not specifically quantify the amount of the decline in accounts receivables, we did state that the increase in cash was generated from collections of billed receivables and the change in deferred revenue. The collection of billed receivables was attributable to our efforts on collections during 2010 as evidenced by a decrease in days sales outstanding for billed receivables from 61 days to 55 days. In response to the Staff’s comment, we will disclose in future filings the reasons underlying significant changes in working capital items such as accounts receivable.
Cash requirements, page 27
Comment:
4.	We note from disclosure on page 59 that you “have not provided for U.S. federal income and withholding taxes on $14.3 million of [y]our foreign subsidiaries’ undistributed earnings as of December 31, 2010, because such earnings are intended to be indefinitely reinvested in [y]our foreign operations.” Please tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33- 8350.
Response:
We acknowledge the Staff’s comments and have reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. We respectfully refer the Staff to our disclosure in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Off-Balance Sheet Arrangement — Subsidiary Funding Policies,” in which we disclosed that, of our total cash and cash equivalents of $61.9 million, we held $24.1 million outside of the United States. As such, we believe we have adequate cash and cash equivalents to fund our operations in the United States as over 60 percent of our total cash and cash equivalents are held in the United States.
In response to the Staff’s comment, in future filings, we will include the above assertion in our discussion of our cash requirements. Additionally, if we believe our cash balances are or will become inadequate to fund our operations in the United States, we will disclose this and the potential tax obligations upon their repatriation.
Critical Accounting Policies and Estimates
Valuation and recoverability of long-lived assets, including goodwill, page 30
Comment:
5.	We note that you have recorded no impairment charges during the three years ended December 31, 2010 and “a 10% decrease in the fair value of any of [y]our reporting units would not trigger an impairment of the carrying value of [y]our goodwill.” To the extent that the fair values of your reporting units are not substantially in excess of their carrying values as of your most recent step one tests pursuant to ASC 350-20-35, we believe your disclosures should include the following in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	The amount of goodwill allocated to each reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Alternatively, if your reporting unit(s) is not at risk of failing step one please disclose this is future filings.
Response:
Based upon the fair values of each of our reporting units, we determined that the fair value of each of our reporting units was substantially in excess of their respective carrying values as of our most recent step one test. In response to the Staff’s comment, in future filings we will disclose this fact or, if any reporting unit is at risk of failing the step one test, we will include in our disclosures the items listed above.
Consolidated Financial Statements
Note 10. Commitments, Contingencies and Debt Obligations
Litigation, page 53
Comment:
6.	We note your disclosure regarding the legal proceeding the company is involved in. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.
Response:
As of the date of the filing of our Form 10-K for the year ended December 31, 2010, we did not believe we would incur a loss in connection with the referenced litigation which would be material with respect to our financial statements as a whole. As reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2011, we settled the disclosed legal proceeding for $260,000.
In response to the Staff’s comments, in future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to our financial statements as a whole.

Note 12. Income Taxes, page 56
Comment:
7.	We note the impact your international operations have had on your reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to (loss) income before income tax expense. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure if any of the reconciling items in this line item is greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Please see Rule 4- 08(h)(2) of Regulation S-X.
Response:
The components for the “foreign operation tax rate differences” during 2010 were the differences in the local tax rates versus the Federal statutory income tax rate in the amount of $(1,137,000), or 18%, of the pre-tax loss and the impact of foreign exchange rates on foreign income taxes in the amount of $264,000, or 4%, of the pre-tax loss.
We considered disclosing the difference in all foreign local tax rates to statutory Federal income tax rate and the foreign exchange rates as separate components. However, per Rule 4-08(h)(2) of Regulation S-X, we aggregated the components as we believed they were all related to our foreign operations and that the impact of foreign exchange rates on foreign income taxes expenses was not material to our financial statements as a whole. In future filings, we will continue to evaluate the components of the rate reconciliation to determine if additional disclosure is warranted.
Note 18. Quarterly Financial Information (unaudited), page 63
8.	We note that you do not disclose gross profit, or alternatively, cost of revenues. Please tell us how your disclosure complies with Item 302(A)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.
Response:
We do not currently disclose gross profit as a separate subtotal in our statement of operations. However, as permitted by Staff Accounting Bulletin Topic 6(G)(1), we satisfy the requirements of Item 302(a)(1) by presenting the separate components of costs of sales, which would enable a reader to compute gross profit at each filing date. We previously determined that the summary presentation without the cost of revenues information was the most meaningful information for users of our financial statements. However, in response to the Staff’s comment, in future filings we will include our costs of revenue in this disclosure.

* * * * * * * * * * * * *
S1 hereby acknowledges that:
•	S1 is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	S1 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at 404.923.3500. We thank you in advance for your attention to the above.
Sincerely,
/s/ Paul M. Parrish
Paul M. Parrish
Chief Financial Officer